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[GRYPHON LOGO]
                                                                November 3, 1998

Dear Fellow Stockholders:

     On October 20, 1998, Markel Corporation began an unsolicited tender offer to purchase, for $18.00 per share, all the outstanding Common Stock of Gryphon Holdings Inc. YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE MARKEL OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF GRYPHON AND ITS STOCKHOLDERS AND SHOULD BE REJECTED.

     Your Board reached its conclusion that the Markel offer is inadequate after carefully considering Gryphon's financial condition and future prospects, the opinion of the Company's financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, that, as of the date of such opinion, the consideration offered to Gryphon stockholders in the Markel offer is inadequate from a financial point of view, and the other factors described in the attached
Schedule 14D-9.

     THE BOARD BELIEVES THAT MARKEL'S OFFER FAILS TO RECOGNIZE BOTH THE CURRENT VALUE OF GRYPHON AND ITS PROJECTED LONGER-TERM VALUE. The Board believes that it is in the best interests of the stockholders to evaluate alternatives to the Markel offer. Accordingly, the Board has instructed management to work with Donaldson, Lufkin & Jenrette Securities Corporation to explore various alternatives to maximize value to Gryphon's stockholders. As a result of this effort, certain other parties have expressed an interest in discussing a potential transaction involving Gryphon.

     MARKEL'S TENDER OFFER IS HIGHLY CONDITIONAL. Under the terms of its offer, Markel will not buy any shares until the conditions to its tender offer, including waiver of Section 203 of the Delaware General Corporation Law, have been satisfied. Because the Board has no intention of waiving Section 203 under the current circumstances, Markel will not be able to complete its tender offer. THUS, YOU SHOULD NOT FEEL OBLIGED TO RESPOND TO MARKEL'S OFFER. We will keep you advised of any changes in Markel's offer and of our recommendations with respect thereto, as well as of any other significant developments.

     We encourage you to read carefully the attached Schedule 14D-9 in its entirety, including the opinion of Donaldson, Lufkin & Jenrette Securities Corporation included as an exhibit, so that you will be fully informed as to the Board's recommendation.

     IN SUM, WE STRONGLY URGE YOU TO SHOW MARKEL THAT YOU HAVE NO INTEREST IN THEIR OFFER BY NOT TENDERING YOUR SHARES.

     If you have any questions about either Markel's offer or the Board's recommendation, or if you would like additional copies of the Schedule 14D-9, please call Georgeson & Company Inc. toll free at 1-800-223-2064.

     Your Directors thank you for your continued support.

                      On behalf of the Board of Directors,

                               /s/ Hadley C. Ford
                                 Hadley C. Ford
                             Chairman of the Board

                              /s/ Stephen A. Crane
                                Stephen A. Crane
                            Director, President and
                            Chief Executive Officer